

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2016

Via E-Mail
Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **iRobot Corporation**
> **PREC14A filed on March 18, 2016**
> **Filed by Red Mountain Capital Partners LLC et. al**
> **File No. 1-36414**

Dear Mr. Wolosky:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 18, 2016

General

1. Please update to reflect the filing of the Company's proxy statement. To the extent that you are not seeking proxy authority to vote on all of the matters listed in that proxy statement that will be voted upon at the annual meeting, please include appropriate disclosure of that fact in your revised materials.

2. Fill in the blanks throughout the proxy statement, including for the web site where these proxy materials will be posted.

<u>We are concerned that the Board is not aligned with shareholders as evidenced by its low level of share ownership, page 12</u>

3. Given your criticisms of the current directors' low ownership stake in the Company, revise to provide the share ownership percentages of your nominees versus of Red Mountain, and to note when any shares were purchased.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: William Mesdag (via email)